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Exhibit 4.2(a)

October 26, 2007

Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

Attn: General Counsel

To Whom It May Concern:

        The undersigned, Idealab Holdings, L.L.C. ("Idealab"), a Delaware limited liability company, understands that Internet Brands, Inc., a Delaware corporation (the "Company"), proposes to enter into an underwriting agreement with Thomas Weisel Partners LLC (the "Underwriters") in connection with a public offering (the "Offering") of the Class A common stock ($0.001 par value) of the Company (the "Securities") pursuant to a registration statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on July 20, 2007. In connection with such Offering, Idealab will enter into a lock-up with the Underwriters (the "Underwriter Lock-Up").

        On March 10, 2005, Idealab and the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement"), which contained, among other things, certain restrictions on the ability of Idealab to sell, dispose or otherwise transfer its shares of the Company's capital stock (the "Shares"). In order to provide for an orderly disposition by Idealab of shares of the Company's capital stock after the consummation of the Offering, and in order for each to induce the other to proceed with the Offering, Idealab and the Company hereby agree to the following:

        1.     Exchange Agreement.    In contemplation of the Offering, Idealab and the Company have agreed to amend Sections 5.5, 5.6 and 5.7 of the Share Exchange Agreement; provided that such amendments (described in detail below) shall only become effective upon the consummation of the Offering described above (the "Closing"). If the Closing does not occur by April 30, 2008, the described amendments shall have no force and effect and this Agreement shall terminate. Capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in the Share Exchange Agreement.

        2.     Company Lock-Up; Permitted Transfers.    In accordance with Section 5.5(b) of the Share Exchange Agreement, which is hereby amended and restated in its entirety hereby as set forth in this Section 2, Idealab agrees that during the Company Lock-Up Period, as defined below, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Company's capital stock or securities convertible into or exchangeable or exercisable for any shares of the Company's capital stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company's capital stock, whether any such aforementioned transaction is to be settled by delivery of the Company's capital stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company; provided, that, subject to the restrictions, terms and conditions set forth in Section 5.3 of the Share Exchange Agreement, the Company shall permit the following:

    (i)
    sales or other transfers to the Company;

    (ii)
    sales or other transfers in connection with a Change in Control (as that term is defined in the Idealab! Stockholder Agreement, dated as of December 30, 1999 (the "Stockholder Agreement"), by and between idealab!, Inc., a California corporation, and Idealab, on the one hand, and the Company, on the other hand) of the Company approved in accordance with the Company's Amended and Restated Certificate of Incorporation;

    (iii)
    sales of shares of the Company's capital stock held by Idealab made pursuant to an effective registration statement in connection with Idealab's exercise of its piggyback registration rights set forth in Section 5.2 of the Fifth Amended and Restated Investor

      Rights Agreement, dated as of February 6, 2001 (the "IRA") (subject to the restrictions, terms and conditions set forth in the IRA);

    (iv)
    the distribution without consideration of capital stock (A) by Idealab to any entity that controls or is controlled by Idealab (collectively, the entities described in this clause (A) are referred to herein as "Related Parties") and (B) by Idealab or by a Related Party to any stockholders, members or partners of such parties (including natural persons who may also be officers and/or directors of Idealab or a Related Party) (collectively, the persons and entities described in this clause (B) are referred to herein as "Equityholders"); provided, that (x) prior to any such distribution to a Related Party, it shall have executed and delivered to the Company an appropriate document in form and substance reasonably satisfactory to the Company confirming that such transferee takes such capital stock subject to all of the restrictions, terms and conditions of the Share Exchange Agreement, this Agreement and the IRA to the same extent as Idealab was bound by such provisions, and (y) prior to any such distribution to an Equityholder, such Equityholder shall have executed and delivered to the Company, if required by Section 4 of the IRA, an appropriate document in form and substance reasonably satisfactory to the Company confirming that such Equityholder takes such capital stock subject to all of the restrictions, terms and conditions of the IRA (other than the restrictions related to the second registration in Section 7 thereof) (it being understood that upon transfer to an Equityholder such shares shall no longer be subject to the restrictions, terms and conditions of the Share Exchange Agreement or this Agreement);

    (v)
    pledges of capital stock to nationally recognized financial institutions (not affiliated with Idealab or a Related Party (as such term is defined in the Stockholder Agreement)) as collateral in connection with bona fide lending transactions;

    (vi)
    one or more private placements or block sales of shares of the Company's capital stock in an amount not to exceed 9.9% of the Company's outstanding capital stock during any single 120 day period; provided that no such sale or transfer pursuant to this paragraph (vi) shall be effective if made to any Person or 13D Group, in any single or series of related transactions, that, after giving effect to such sale or transfer, would have beneficial ownership of more than 9.9% of the Company's outstanding capital stock (calculated in each case on an as-converted to Class A common stock basis). Any sale or transfer in any single or series of related transactions pursuant to this paragraph (vi) to any Person or 13D Group in excess of 9.9% of the Company's outstanding capital stock (or less than such amount, if as a result of such sale or transfer, any such Person or 13D Group would be the beneficial owner of more than 9.9% of the Company's outstanding capital stock) shall require the prior written consent of a majority of the Company's Independent Board of Directors; provided that such consent shall be in the sole discretion of such Directors. Without limiting the foregoing, the Independent Directors, in exercising their discretion, may consider, among other things, the identity of any potential purchaser, the purpose of such purchase, the purchaser's pattern of conduct in the capital markets, and may require the purchaser to enter into a standstill, lock-up or similar agreement as a condition of such consent; and

    (vii)
    sales of shares of the Company's capital stock held by Idealab made in compliance with the volume limitations of Rule 144 of the Securities Act; provided such sales are made in compliance with a "10b5-1 Plan" adopted by Idealab and administered through the Company's designated broker.

        For purposes of this Agreement, (i) "Independent Directors" shall mean those directors who are not officers or directors of, or otherwise affiliated with, Idealab or a Related Party, or who are otherwise disinterested within the meaning of Delaware law; (ii) "13D Group" means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of capital stock of the

Company that would be required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (as in effect on, and based on legal interpretations thereof existing on, the date hereof) to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned capital stock of the Company representing more than 5% of any class of capital stock of the Company then outstanding; (iii) "Person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental entity, unincorporated organization or other entity; and (iv) "beneficial owner" and words of similar import have the meaning assigned to such terms in Rule 13d-3 promulgated under the Exchange Act as in effect on the date of this Agreement. For purposes of determining the amount of the Company's outstanding capital stock at any time, reference shall be made to the Company's periodic report most recently filed with the SEC.

        Any attempted sale, transfer or other disposition of the capital stock of the Company during the Company Lock-Up Period which is not in compliance with this Paragraph 2 shall be null and void.

        3.     Term of Company Lock-Up Period.    The "Company Lock-Up Period" shall commence on the date of the expiration of the Underwriters Lock-Up and terminate eighteen (18) months following such date (the latter date, the "Lock-Up Expiration Date"). Notwithstanding the foregoing, if Idealab fails to exercise its piggyback registration rights in a Company offering commenced at any time during the Company Lock-Up Period that would have resulted in Idealab selling all of its capital stock, then the Lock-Up Expiration Date shall automatically be extended to thirty (30) months following the date of the expiration of the Underwriters Lock-Up.

        4.     Section 5.6.    Section 5.6 of the Share Exchange Agreement shall be deleted hereby.

        5.     Registration Rights.    Section 5.7 of the Share Exchange Agreement is hereby amended and restated in its entirety as follows:

          (a)   Idealab and any permitted transferee of Idealab's registration rights shall be entitled to exercise any and all of its registration rights set forth in Section 5.1 or Section 5.3 of the IRA beginning on the Reg Rights Commencement Date (as defined below) and sell shares thereunder without regard to any restrictions, terms and conditions imposed by the Share Exchange Agreement. "Reg Rights Commencement Date" shall mean the earlier of (i) the date that is one year from the date of the final prospectus for the Company's IPO and (ii) the date on which other "Initiating Holders" (as defined in the IRA) other than Idealab exercise their rights to cause a registration of their shares under Section 5.1 of the IRA.

          (b)   Subject to the restrictions, terms and conditions imposed by any Underwriter Lock-Up Agreement, commencing on the date of the final prospectus for the Company's IPO, Idealab and any permitted transferee of Idealab's registration rights shall be entitled to exercise any and all piggyback registration rights set forth in Section 5.2 of the IRA (as defined in the IRA) and sell such shares thereunder without regard to any restrictions, terms and conditions imposed by the Share Exchange Agreement.

        6.     Notice of Proposed Transfers.    Idealab consents to the Company making a notation in its records and giving stop transfer instructions to any transfer agent of its capital stock in order to implement the restrictions of transfer established in the Share Exchange Agreement, Section 4 of the IRA, and this Agreement.

        7.     Miscellaneous.    This Agreement may only be modified or amended by the written agreement of a majority of Independent Directors. This Agreement shall be binding on Idealab and its successors, personal representatives and assigns. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

Very truly yours,

/s/ Marcia Goodstein Idealab Holdings, L.L.C.
By: Marcia Goodstein
Title: Secretary

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  Exhibit 4.2(a)